11:10 AM Wed Feb 14 62%

Link in the bio to reserve your spot in this round for 14 more days. 🧑🏿‍💼


now it's like $70k ?!?!?! 🔥 🔥 🔥
Replying to globalfriendsmemphis901
WE HAVE OFFICIALLY
WE'RE LIKE
$200 SHORT
INVEST IN CXFFEEBLACK
Honor Your Roots
EARLY BIRD TERMS: $20,266 LEFT
$79,734

11:05 AM · 2/14/24 From Earth · **12** Views

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